N

FAIRBORNE ENERGY TRUST

SUPPL

March 13, 2006

06012152

RECEIVED
MAR 2 7 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

PROCESSED
APR 0 5 2006
THOMSON
FINANCIAL

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1



FAIRBORNE
ENERGY TRUST

NEWS RELEASE – MARCH 8, 2006

FAIRBORNE ENERGY TRUST ANNOUNCES FOURTH QUARTER AND 2005 FINANCIAL AND OPERATIONAL RESULTS AND RESERVE SUMMARY

2005 HIGHLIGHTS

	2005	2004	% change
Financial *($thousands, except per unit amounts)*			
Petroleum and natural gas sales	**226,648**	125,604	80
Funds generated from operations	**125,243**	66,399	89
Per unit - basic	**$ 2.65**	$ 1.65	61
Per unit - diluted	**$ 2.39**	$ 1.54	55
Net income	**43,553**	13,702	218
Per unit - basic	**$ 0.92**	$ 0.34	171
Per unit - diluted	**$ 0.89**	$ 0.32	178
Exploration and development expenditures	**126,139**	135,174	(7)
Acquisitions, net of dispositions	**(44,634)**	168,988	n/a
Working capital deficit (surplus)	**(1,373)**	20,839	107
Bank indebtedness	**136,302**	77,219	77
Operations *(Units as noted)*			
Average production			
Natural gas *(Mcf per day)*	**48,099**	31,116	55
Crude oil *(bbls per day)*	**2,764**	2,593	7
Natural gas liquids *(bbls per day)*	**415**	309	34
Total *(BOE per day)*	**11,195**	8,089	38
Proved and probable reserves			
Natural gas *(Bcf)*	**153**	163	(6)
Crude oil *(Mbbl)*	**8,649**	9,006	(4)
Natural gas liquids *(Mbbl)*	**2,039**	2,393	(15)
BOE *(MBOE)*	**36,182***	38,558	(6)
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	**55.47**	42.46	31
Royalties	**(11.74)**	(8.96)	31
Transportation	**(0.89)**	(0.04)	n/a
Operating expenses	**(8.58)**	(7.95)	8
Operating netback	**34.26**	25.51	34
Wells drilled *(gross)*	**72**	109	(34)
Undeveloped land *(net acres)*	**193,191**	230,422	(16)

* *2005 reserves reflect the disposition of 2,730 MBOE to Fairquest as part of the Trust conversion on June 1, 2005.*

Review of Operations

2005 HIGHLIGHTS

- The reorganization of Fairborne Energy Ltd. completed June 1, 2005 gave investors an opportunity to participate in an income trust and a growth-oriented junior oil and natural gas company.
- 2005 marked Fairborne Energy Trust's ("Fairborne" or the "Trust") third consecutive year of growth in production, funds generated from operations and net earnings.
- Production increased 38% to average 11,195 BOE per day in 2005 compared to 8,089 BOE per day in 2004.
- Production growth was achieved entirely from exploration, development and exploitation activities.
- Production additions more than offset decreases associated with the disposition to Fairquest Energy Limited ("Fairquest"), the termination of a payout account in Wild River, and unexpected fourth quarter facility restrictions.
- A successful drilling program including 72 wells (43.9 net) resulted in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).
- Drill bit additions of 6.5 MMBOE of proved plus probable reserves, replaced annual production by 158% at an average finding and development cost of $17.98 per BOE (prior to revisions and excluding future capital). Fairborne has added reserves over the last three years at an average F&D cost of $10.39 per BOE ($14.04 per BOE including future capital).
- Proved plus probable reserves increased from 35.8 MMBOE to 36.2 MMBOE (Proved reserves increased from 23.4 MMBOE to 25.1 MMBOE), net of the Fairquest divestiture, resulting in a reserve life index of 9.0 for proved plus probable reserves using annualized Q4 production.
- On a per unit basis proved reserves (net of divestitures) increased by 7% per unit and proved plus probable reserves increased 1% per unit.
- Funds generated from operations increased 89% to $125.2 million in 2005 (2004 - $66.4 million).
- The Trust generated stable funds from operations to support distributions of $0.11 per Unit, increasing to $0.13 per Unit beginning with the December 15, 2005 distribution.

Q4 2005 HIGHLIGHTS

- Fourth quarter 2005 operating netbacks were $43.69 per BOE, resulting in record funds available for distribution of $40.8 million.
- Added over 1,000 BOE per day of new production in Q4 2005 offsetting natural declines, the effect of the expiration of the Wild River payout account, and unexpected fourth quarter facility restrictions.
- Fourth quarter 2005 payout ratio of 42% (47% including exchangeable shares).
- Despite an overall escalating cost environment, operating costs decreased by 7% from the third quarter (from $9.20 per BOE to $8.59 per BOE).
- Approximately $7 million invested during Q4 2005 in seismic and infrastructure projects at Brazeau, Westerose and Columbia/Harlech.

2006 UPDATE AND OUTLOOK

- 2006 production and funds generated from operations are anticipated, based on the current forward outlook for commodity prices, to support consistent distributions as well as provide funds for an active development and exploitation program.
- Current behind pipe volumes of 600 BOE per day with 20 wells (8.6 net) awaiting tie-in and 8 wells (3.3 net) testing. In addition the Trust has 4 wells (1.5 net) awaiting completion and 4 wells (1.2 net) expected to be drilled and tested prior to break up.
- Production guidance is 11,300 to 11,500 BOE per day average for 2006 and exit rates of 12,000 BOE per day, with the majority of production increases occurring in the second half of the year.
- 2006 capital program increased to $64MM, with the anticipated drilling of 94 wells (53.0 net).
- Three to five operated drilling rigs plus six to seven operated service rigs working with the majority under long term contract and an additional three to four partner operated rigs drilling in the first quarter of 2006.
- As of February 1, 2006 14 exploratory wells have been drilled under the farm-out agreement with Fairquest, with no risked capital exposed by Fairborne.
- For 2006, the Trust has 37% of its first quarter gas production hedged and 33% of its second quarter gas production hedged with an average floor price of $9.92 per Mcf and $10.26 per Mcf respectively. The Trust also has 20% of its first quarter oil production hedged and 20% of its second quarter oil production hedged with an average floor price of $65.00 Cdn per BOE and $63.93 Cdn per BOE respectively.
- The Trust's new corporate presentation will be available on the website at www.fairbornetrust.com on March 9, 2006.

RESERVES

Fairborne's independent engineering evaluation, effective December 31, 2005, was prepared by the independent engineering firms of GLJ Petroleum Consultants Ltd. ("GLJ") and, with respect to Fairborne's coal bed methane reserves only, Sproule Associates Limited ("Sproule"), in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserve highlights are;

- Gross proven reserves at December 31, 2005 were 25.1 MMBOE and gross proven plus probable reserves at December 31, 2005 were 36.2 MMBOE
- Finding and development costs associated with the 2005 capital expenditure program, including future capital and revisions were $26.19 per proved BOE and $37.04 per proved plus probable BOE. Excluding revisions and future capital the finding and development costs were $26.02 per proved BOE and $17.98 per proved plus probable BOE.

Review of Operations

FORECAST PRICES AND COSTS

Summary of Oil and Gas Reserves - Gross [(1)] and Net [(2)] Reserves

	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Coal Bed Methane		2005 BOE	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
December 31, 2005	*(Mbbl)*	*(Mbbl)*	*(Mbbl)*	*(Mbbl)*	*(Mbbl)*	*(Mbbl)*	*(Bcf)*	*(Bcf)*	*(Bcf)*	*(Bcf)*	*(MBOE)*	*(MBOE)*
Proved reserves												
Developed producing	4,041	3,453	37	32	848	586	50.6	41.2	13.9	12.1	15,679	12,961
Developed non-producing	577	508	198	176	138	104	6.7	5.2	0.3	0.3	2,078	1,707
Undeveloped	1,100	934	140	126	380	265	15.6	11.9	18.9	16.3	7,364	6,032
Total Proved	**5,717**	**4,895**	**375**	**334**	**1,366**	**954**	**72.9**	**58.3**	**33.1**	**28.7**	**25,121**	**20,700**
Probable	2,345	2,011	213	188	673	464	34.5	27.5	12.5	10.9	11,061	9,065
Total Proved plus Probable	**8,062**	**6,906**	**587**	**522**	**2,039**	**1,418**	**107.4**	**85.8**	**45.6**	**39.6**	**36,182**	**29,765**

Note: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairborne's royalty interests in reserves.

Net Present Value of Reserves, before income taxes

		Discounted at			
December 31, 2005 [(1),(2),(3),(4)] *($thousands)*	**Undiscounted**	**5%**	**10%**	**15%**	**20%**
Proved reserves					
Developed producing	478,780	414,346	368,904	334,720	307,873
Developed non-producing	54,453	44,365	37,452	33,424	28,602
Undeveloped	141,578	104,193	78,608	60,379	46,949
Total Proved	**674,811**	**562,905**	**484,964**	**427,523**	**383,423**
Probable	268,872	179,573	129,164	97,836	76,940
Total Proved plus Probable	**943,683**	**742,477**	**614,128**	**525,359**	**460,363**

Note: May not add due to rounding

(1) Utilizing GLJ January 1, 2006 price forecast as set forth below.

(2) As required by NI 51-101, undiscounted well abandonment costs of $13.9 million for total proved reserves and $16.4 million for total proved plus probable reserves are included in the Net Present Value determination.

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

(4) Fairborne is entitled to deduct from its income all amounts which is paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis.

Pricing Assumptions

The January 1, 2006 pricing forecasts presented below have been prepared by GJL. These prices have been utilized in determining the reserves and discounted future net revenues above.

Year	WTI Oil *($U.S./bbl)*	Foreign Exchange *Rate*	Edmonton Light Crude Oil *($Cdn/bbl)*	AECO Gas *($Cdn/mmbtu)*
2006	57.00	0.85	66.25	10.60
2007	55.00	0.85	64.00	9.25
2008	51.00	0.85	59.25	8.00
2009	48.00	0.85	55.75	7.50
2010	46.50	0.85	54.00	7.20
2011-2012	45.00	0.85	52.25	6.90
2013	46.00	0.85	53.25	7.05
2014	46.75	0.85	54.25	7.20
2015	47.75	0.85	55.50	7.40
2016	48.75	0.85	56.50	7.55
Escalate thereafter 2.0% per year				

CONSTANT PRICES AND COSTS

Net Present Value of Reserves, before income taxes

		Discounted at			
December 31, 2005 (1),(2),(3),(4) *($thousands)*	**Undiscounted**	**5%**	**10%**	**15%**	**20%**
Proved reserves					
Developed producing	598,667	499,946	432,998	384,236	346,982
Developed non-producing	70,504	56,320	46,711	39,803	34,614
Undeveloped	215,120	158,626	120,335	93,278	73,487
Total Proved	**884,291**	**714,892**	**600,044**	**517,316**	**455,084**
Probable	390,052	259,101	185,172	139,338	108,884
Total Proved plus Probable	**1,274,343**	**973,993**	**785,216**	**656,654**	**563,968**

Note: May not add due to rounding

(1) Price assumptions: CDN$68.27/bbl Crude oil Edmonton light and CDN$ 9.71/MMbtu AECO "C".

(2) As required by NI 51-101, undiscounted well abandonment costs of $11.4 million for total proved reserves and $12.8 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

(4) Fairborne is entitled to deduct from its income all amounts which is paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis.

RESERVE RECONCILIATION

Reconciliation of Company gross reserves [1] by principal product type forecast prices and costs

	Light Oil (Mbbls)		Heavy Oil (Mbbls)		NGL's (Mbbls)		Natural Gas (Bcf)		Coal bed methane (Bcf)		Total (MBOE)	
	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable
Opening, December 31, 2004[2]	5,944	8,252	433	754	1,621	2,393	86.4	125.6	17.5	37.4	25,335	38,558
Disposition[2]	-	-	-	-	(179)	(280)	(10.3)	(14.7)	-	-	(1,899)	(2,730)
Opening, Fairborne Energy Trust[2]	**5,944**	**8,252**	**433**	**754**	**1,442**	**2,113**	**76.1**	**110.9**	**17.5**	**37.4**	**23,436**	**35,828**
Extensions	545	959	-	-	232	323	9.9	15.9	4.6	6.1	3,191	4,943
Improved recovery	-	-	97	46	-	-	-	-	0.8	1.0	236	216
Technical revisions	192	(185)	(120)	(178)	(284)	(396)	(1.3)	(8.1)	9.5	(1.0)	1,132	(2,276)
Discoveries	2	2	-	-	128	151	4.2	4.7	2.3	3.7	1,212	1,557
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(966)	(966)	(35)	(35)	(152)	(152)	(16.0)	(16.0)	(1.6)	(1.6)	(4,086)	(4,086)
Closing, December 31, 2005	**5,717**	**8,062**	**375**	**587**	**1,366**	**2,039**	**72.9**	**107.4**	**33.1**	**45.6**	**25,121**	**36,182**

Note: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

(2) The opening at December 31, 2004 were the reserves of Fairborne Energy Ltd. as at December 31, 2004. In connection with a trust conversion of Fairborne Energy Ltd. into the Trust, certain assets were disposed of to Fairquest and these represent the disposition in the table above.

2005 ANNUALIZED TRUST

Certain of the tables and calculations below include 2005 annualized trust information. Where shown, the 2005 annualized trust information has been prepared assuming the trust conversion was complete at January 1, 2005. Specifically, the opening reserves for Fairborne have been reduced by the amount of the independent engineering evaluation of reserves associated with the disposition to Fairquest. In the case of production, the amount shown has been adjusted to remove production from properties which were disposed to Fairquest (January 1 to May 31, 2005). In the case of future capital, the annualized trust information is based on the change in future capital as determined by the independent engineering evaluation for Trust properties (excluding Fairquest properties) at December 31, 2004 and the Trust's new evaluation as at December 31, 2005.

RESERVES PER UNIT

	Total Proved		Proved + Probable	
	Reserves per Unit (BOE)	% of opening balance	Reserves per Unit (BOE)	% of opening balance
Opening Balance, net of Fairquest disposition	0.451	100	0.689	100
Drilling & Development	0.089	19	0.129	18
Technical Revisions	0.022	5	(0.044)	(6)
Production	(0.079)	(17)	(0.079)	(11)
December 31, 2005	**0.483**	**107**	**0.696**	**101**

Note: May not add due to rounding

Proved reserves for the year ended 2005 increased by 7% and total proved plus probable reserves increased 1%, net of Fairquest, showing that Fairborne more than replaced its 2005 production through capital development activities.

FINDING AND DEVELOPMENT COSTS (F&D)
AND FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

NI 51-101 specifies how finding and development ("F&D") costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Fairborne believes that the provisions of NI 51-101 do not fully reflect Fairborne's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Fairborne's cost structure. Accordingly, Fairborne will also report finding, development and acquisition ("FD&A") costs that will incorporate all acquisitions net of any dispositions during the year.

Review of Operations

	2005 Annualized Trust		2005	
	Proved (2)	Total Proved plus Probable (2)	Proved (2)	Total Proved plus Probable (2)
2005 Capital costs *($thousands)*				
Exploration and development	**120,731**	**120,731**	120,731	120,731
Acquisitions, net of dispositions	**(3,543)**	**(3,543)**	(44,498)	(44,498)
	117,188	**117,188**	76,233	76,233
Change in future development costs (1)	**34,446**	**49,877**	30,396	43,730
	151,634	**167,065**	106,629	119,963
2005 Reserve additions (2) *(MBOE)*				
Exploration and development	**4,640**	**6,716**	4,640	6,716
Revisions	**1,131**	**(2,276)**	1,131	(2,276)
Acquisitions, net of dispositions	**–**	**–**	(1,899)	(2,730)
	5,771	**4,440**	3,872	1,710
2005 Finding & development costs *($/BOE)*				
Including future capital				
F&D costs	**26.89**	**38.43**	26.19	37.04
FD&A costs	**26.28**	**37.63**	27.54	70.14
Excluding future capital				
F&D costs	**20.92**	**27.19**	20.92	27.19
FD&A costs	**20.31**	**26.40**	19.69	44.57
Excluding revisions, including future capital				
F&D costs	**33.44**	**25.40**	32.57	24.49
FD&A costs	**32.68**	**24.88**	38.90	30.09
Excluding revisions, excluding future capital				
F&D costs	**26.02**	**17.98**	26.02	17.98
FD&A costs	**25.26**	**17.45**	27.81	19.12

(1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(2) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

2004

	Proved (2)	Total Proved plus Probable (2)
2004 Capital costs *($thousands)*		
Exploration and development	135,174	135,174
Acquisitions, net of dispositions	168,988	168,988
	304,162	304,162
Change in future development costs (1)	31,498	49,488
	335,660	353,650
2004 Reserve additions (2) *(MBOE)*		
Exploration and development	11,996	18,973
Acquisitions, net of dispositions	6,226	8,734
	18,222	27,707
2004 Finding & development costs *($/BOE)*		
Including future capital		
F&D costs	13.89	9.73
FD&A costs	18.42	12.76
Excluding future capital		
F&D costs	11.27	7.12
FD&A costs	16.69	10.98

(1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(2) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

3 Year Average

	Proved (1)	Total Proved plus Probable (1)
Finding & development costs *($/BOE)*		
Including future capital		
F&D costs	17.65	14.04
FD&A costs	18.82	14.65
Excluding future capital		
F&D costs	14.23	10.39
FD&A costs	16.35	12.00
Excluding Revisions, including future capital		
F&D costs	18.99	13.03
FD&A costs	19.54	13.86
Excluding Revisions, excluding future capital		
F&D costs	17.73	11.17
FD&A costs	17.22	11.36

(1) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

RESERVE LIFE INDEX

The Company's reserve life index using annualized fourth quarter average production is 6.2 years (2004 – 6.5 years) for proven BOE reserves and 9.0 years (2004 – 9.9 years) for proven plus probable BOE reserves.

	2005 Annualized Trust		2005		2004
	Using Annualized Q4 Production	**Using Average 2005 Production**	Using Annualized Q4 Production	Using Average 2005 Production	Using Annualized Q4 Production
Production *(BOE per day)*	**11,022**	**10,782**	11,022	11,195	10,633
Proved reserves [1] *(MBOE)*	**25,121**	**25,121**	25,121	25,121	25,335
Proved reserve life index *(years)*	**6.2**	**6.4**	6.2	6.1	6.5
Proved plus probable reserves [1] *(MBOE)*	**36,182**	**36,182**	36,182	36,182	38,558
Proved plus probable reserve life index *(years)*	**9.0**	**9.2**	9.0	8.9	9.9

(1) Based on gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

RESERVE REPLACEMENT

	2005 Annualized Trust	2005	2004
Production *(MBOE)*	**3,935**	4,086	2,960
Proved reserves additions [1] *(MBOE)*	**5,771**	3,872	18,222
Proved reserve replacement ratio	**1.5**	0.9	6.2
Proved plus probable reserves additions [1] *(MBOE)*	**4,440**	1,710	27,708
Proved plus probable reserve replacement ratio	**1.1**	0.4	9.4

(1) Based on gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

RECYCLE RATIO

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per barrel of oil equivalent to that year's reserve finding and development costs.

	2005 Annualized Trust	2005	2004
Operating netback *($/BOE)*	**34.26**	34.26	25.51
Proved FD&A costs, including future capital *($/BOE)*	**26.28**	27.54	18.42
Proved recycle ratio	**1.3**	1.2	1.4
Proved plus probable FD&A costs, including future capital *($/BOE)*	**37.63**	70.14	12.76
Proved plus probable recycle ratio	**0.9**	0.5	2.0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 7, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review 2005 activities and results as compared to the previous year, and should be read in conjunction with the audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, expected levels of distributions on Trust Units and the expected payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected royalty rates, transportation costs and operating costs, whether taxes will be payable during certain periods and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), on the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

HIGHLIGHTS

- 2005 marked Fairborne's third consecutive year of growth in production, funds generated from operations and net earnings.
- Production increased 38% to average 11,195 BOE per day in 2005 compared to 8,089 BOE per day in 2004.
- Production growth was achieved entirely from exploration, development and exploitation activities.
- Production additions more than offset decreases associated with the disposition to Fairquest, the Wild River payout and unexpected fourth quarter facility restrictions.
- A successful drilling program including 72 wells (43.9 net) resulted in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).
- Funds generated from operations increased 89% to $125.2 million in 2005 (2004 - $66.4 million).
- Operating costs of $8.59 per BOE in the fourth quarter of 2005 were 7% less than the third quarter despite an escalating cost environment.
- Fourth quarter operating netbacks of $43.69 per BOE (third quarter 2005 - $36.52 per BOE) reflected strong commodity prices and lower operating costs.
- The trust conversion completed June 1, 2005 gave investors an opportunity to participate in an income trust, a junior oil and natural gas company or the combined future of both entities.
- The Trust generated funds from operations to support distributions of $0.11 per Unit, increasing to $0.13 per Unit beginning with the December 15, 2005 distribution.
- Expected 2006 production and funds generated from operations are anticipated, subject to commodity prices, to support consistent distributions as well as provide funds for an active development and exploitation program.

Financial *($ thousands, except per share amounts)*

	2005	2004	% change
Petroleum and natural gas sales	**226,648**	125,604	80
Funds generated from operations	**125,243**	66,399	89
Per unit - basic	**$ 2.65**	$ 1.65	61
Per unit - diluted	**$ 2.39**	$ 1.54	55
Net income	**43,553**	13,702	218
Per unit - basic	**$ 0.92**	$ 0.34	171
Per unit - diluted	**$ 0.89**	$ 0.32	178
Exploration and development expenditures	**126,139**	135,174	(7)
Acquisitions, net of dispositions	**(44,634)**	168,988	n/a
Working capital deficit (surplus)	**(1,373)**	20,839	107
Bank indebtedness	**136,302**	77,219	77

Operations *(Units as noted)*

	2005	2004	% change
Average production			
Natural gas *(Mcf per day)*	**48,099**	31,116	55
Crude oil *(bbls per day)*	**2,764**	2,593	7
Natural gas liquids *(bbls per day)*	**415**	309	34
Total *(BOE per day)*	**11,195**	8,089	38
Average sales price			
Natural gas *($ per Mcf)*	**8.84**	6.68	32
Crude oil *($ per bbl)*	**61.78**	46.40	33
Natural gas liquids *($ per bbl)*	**50.15**	44.23	13
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	**55.47**	42.46	31
Royalties	**(11.74)**	(8.96)	31
Transportation	**(0.89)**	(0.04)	n/a
Operating expenses	**(8.58)**	(7.95)	8
Operating netback	**34.26**	25.51	34

SELECT ANNUAL INFORMATION

($thousands, except per unit amounts)	2005	2004	2003*
Petroleum and natural gas sales	**226,648**	125,604	51,159
Funds generated from operations	**125,243**	66,399	29,151
Per unit - basic	**$ 2.65**	$1.65	$1.16
Per unit - diluted	**$ 2.39**	$1.54	$1.10
Net income	**43,553**	13,702	10,322
Per unit - basic	**$ 0.92**	$0.34	$0.41
Per unit - diluted	**$ 0.89**	$0.32	$0.39
Total assets	**499,920**	434,830	139,925
Working capital deficit (surplus), including current bank indebtedness	**(1,373)**	98,058	9,371
Long term financial liabilities			
Bank indebtedness	**136,302**	-	-
Equipment leases	**-**	-	2,573
Non-controlling interest	**27,598**	-	-
Asset retirement obligations	**11,386**	13,196	6,165
Future income taxes	**51,465**	35,860	15,913
Cash distributions/dividends	**37,126**	-	-
Unitholders' equity	**204,359**	247,777	86,201

* *Restated due to change in accounting policy with respect to Asset Retirement Obligation*

Management's Discussion & Analysis

Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company, through a merger with Pivotal Energy Ltd ("Pivotal"), and drilled 30 wells as part of a $34.5 million exploration and development program. The impact of Fairborne's first full year of operations was a 50% increase in production and a 100% increase in funds generated from operations compared to annualized 2002.

In 2004, Fairborne Energy Ltd. drilled 109 wells as part of an extensive exploration and development program which resulted in average production and funds generated from operations that were more than double the previous year. Also in 2004, Fairborne Energy Ltd. completed a significant property acquisition in West Pembina and the corporate acquisition of Case Resources Inc. Financing for acquisition, exploration and development activities was through a combination of funds generated from operations, bank debt and common share equity financings which included the issue of flow-through shares.

Effective June 1, 2005, Fairborne Energy Trust was established as part of a Plan of Arrangement involving the Trust, Fairborne Energy Ltd, Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to utilize a balanced approach in order to achieve growth in production and funds generated from operations to support stable monthly distributions as well as the continued development of its portfolio of properties.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the entities have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands. The farm-in arrangements allow the Trust to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The net result of Fairborne's balanced acquisition, exploration and development strategy has been three consecutive years of growth in production, revenue, funds generated from operations and net income. As a Trust, in 2005, Fairborne was able to generate stable distributions to unitholders as well as fund an active development program to achieve production growth without acquisition.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

2005	**Q4**	**Q3**	**Q2**	**Q1***
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	**68,751**	**61,656**	**48,807**	**47,434**
Funds generated from operations	**40,783**	**35,406**	**23,760**	**25,294**
Per unit – basic	**$ 0.89**	**$ 0.78**	**$ 0.47**	**$ 0.51**
Per unit – diluted	**$ 0.77**	**$ 0.67**	**$ 0.47**	**$ 0.48**
Net Income	**20,444**	**15,482**	**2,719**	**4,908**
Per unit – basic	**$ 0.43**	**$ 0.34**	**$ 0.05**	**$ 0.10**
Per unit – diluted	**$ 0.42**	**$ 0.33**	**$ 0.05**	**$ 0.09**
Total assets	**499,920**	**458,603**	**451,849**	**480,089**
Working capital deficit (surplus)	**(1,373)**	**(984)**	**7,758**	**16,823**
Bank indebtedness	**136,302**	**128,548**	**124,580**	**106,513**
Operations				
Average production				
Natural gas *(Mcf per day)*	**46,886**	**49,412**	**47,077**	**49,030**
Crude oil *(bbls per day)*	**2,770**	**2,684**	**2,558**	**3,047**
Natural gas liquids *(bbls per day)*	**438**	**402**	**422**	**398**
Total *(BOE per day)*	**11,022**	**11,321**	**10,826**	**11,617**

2004	Q4*	Q3*	Q2*	Q1*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	41,976	35,391	29,787	18,450
Funds generated from operations	21,569	19,784	15,083	9,963
Per unit – basic	$ 0.47	$ 0.48	$ 0.39	$ 0.31
Per unit – diluted	$ 0.46	$ 0.44	$ 0.36	$ 0.28
Net Income	4,158	3,463	2,786	3,295
Per unit – basic	$ 0.09	$ 0.08	$ 0.07	$ 0.10
Per unit – diluted	$ 0.08	$ 0.08	$ 0.07	$ 0.09
Total assets	434,830	379,450	272,115	266,338
Working capital deficit	20,839	25,393	8,626	17,196
Bank indebtedness	77,219	69,698	76,159	73,674
Operations				
Average production				
Natural gas *(Mcf per day)*	43,480	32,569	30,410	17,853
Crude oil *(bbls per day)*	2,892	3,038	2,492	1,956
Natural gas liquids *(bbls per day)*	495	348	241	139
Total *(BOE per day)*	10,633	8,814	7,801	5,071

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share*

FOURTH QUARTER 2005 RESULTS

Fairborne had an active fourth quarter drilling program, including 25 gross wells (14.4 net), which resulted in four oil wells (1.9 net), 9 natural gas wells (3.4 net) and 12 coal bed methane wells (9.0 net). In addition to $18 million spent on drilling and completions, the Trust spent $10 million on well equipment and facilities as part of total fourth quarter spending of $29.0 million. Three major facilities projects were undertaken in the fourth quarter, all of which will benefit the Trust's future operations by accommodating production growth and decreasing future operating costs. These projects, which accounted for over $7.0 million of the fourth quarter facility expenditures, included the construction of a major pipeline river crossing at Columbia/Harlech, the conversion of the Westerose facilities to sour specifications and the installation of increased compression at Columbia/Harlech bringing total capacity to 21 MMcf per day. The Trust also initiated a 150 Km^2 3D seismic program on its Brazeau property during the fourth quarter which will be completed in 2006.

The fourth quarter capital program was financed through a combination of funds generated from operations and drawing on credit facilities. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing total availability under the Trust's facilities to $180 million.

The Trust added approximately 400 BOE per day of new production in excess of replacing natural declines during the fourth quarter of 2005 primarily from the Trust's Columbia/Harlech property and the coal bed methane development at Clive. However, fourth quarter production was negatively impacted by the payout of a significant well in the Wild River area and a 21 day rate restriction on the Wild River property due to repairs at a third party processing facility. As anticipated, fourth quarter 2005 production of 11,022 BOE per day was 3% below the immediately preceding third quarter.

Continued strength in commodity prices during the fourth quarter contributed to a 12% increase in revenues as well as a 15% increase in funds generated from operations compared to the preceding third quarter of 2005. Despite an escalating cost environment, the Trust reduced operating costs by 7% from the preceding quarter to $8.59 per BOE in the fourth quarter of 2005 (Q3 – $9.20 per BOE). Strong commodity prices and lower operating costs were reflected in a 20% increase in operating netbacks of $43.69 per BOE in the fourth quarter (Q3 - $36.52 per BOE)

In response to stronger prices and excess cash available for distribution, Fairborne increased distributions from $0.11 per unit to $0.13 per unit beginning with the December 15, 2005 distribution.

TRUST OPERATIONS – JUNE 1 TO DECEMBER 31, 2005

HIGHLIGHTS – FAIRBORNE ENERGY TRUST

June 1 to December 31,	2005
Operations *(units as noted)*	
Production	
Natural gas *(Mcf per day)*	**47,896**
Crude oil *(bbls per day)*	**2,702**
Natural gas liquids *(bbls per day)*	**408**
Total *(BOE per day)*	**11,093**
Average sales price	
Natural gas *($ per Mcf)*	**9.92**
Crude oil *($ per bbl)*	**68.04**
Natural gas liquids *($ per bbl)*	**52.54**
Financial *($ thousands, except per unit amounts)*	
Petroleum and natural gas revenue	**146,649**
Funds generated from operations	**86,435**
Cash distributions declared	**37,126**
Per unit per month	**$0.11 to $0.13**
Exploration and development expenditures	**54,635**
Working capital deficit (surplus) at December 31, 2005	**(1,373)**
Bank indebtedness at December 31, 2005	**136,302**

During Fairborne's first seven months of operations as a trust (June 1 to December 31, 2005), average daily production was 11,093 BOE per day, up 5% from 10,610 BOE per day for the first month of the Trust's operations (June 2005). During the seven months, Fairborne realized a natural gas price of $9.92 per Mcf with realized prices for crude oil and natural gas liquids for the seven months of $68.04 per bbl and $52.54 per bbl respectively. Strong commodity prices contributed to total revenues of $146.6 million for the seven months. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $86.4 million ($85.2 million before crown adjustments) for the first seven months of operations.

Capital expenditures during the Trust's first seven months of operations included $1.4 million in land and lease acquisitions; $29.8 million in drilling and completions; and $21.1 million in well equipment and facility expenditures. The majority of expenditures by the Trust were focused in the Wild River, Columbia/Harlech, West Pembina/Brazeau and Clive coal bed methane properties. Expenditures were financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including property acquisitions.

During 2005, commodity prices were exceptionally strong resulting in a much higher cash available for distribution than anticipated, and therefore, a payout ratio of only 44% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne increased its monthly distributions from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

June 1 to December 31, *($ thousands, except per unit)*	**2005**
Funds generated from operations	**86,435**
Less: One-time 2004 credits on crown royalties booked in June	**(1,275)**
Normalized funds generated from operations	**85,160**
Cash withheld	**(48,034)**
Cash distributions declared	**37,126**
Cash distributions per unit per month	**$0.11 to $0.13**
Payout ratio (excluding exchangeable shares)	**44%**

Trust Conversion Accounting

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The December 31, 2005 consolidated financial statements reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the trust conversion during 2005, certain information included in the financial statements for prior periods may not be directly comparable.

Relationship with Fairquest Energy Limited

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement ("TSA") which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the TSA, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The TSA has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

2005 FINANCIAL RESULTS

Production

	2005	2004	% change
Natural gas *(Mcf per day)*	**48,099**	31,116	55
Crude oil *(bbls per day)*	**2,764**	2,593	7
Natural gas liquids *(bbls per day)*	**415**	309	34
Total *(BOE per day)*	**11,195**	8,089	38
Natural gas % of production	**72%**	64%	13

Fairborne reported average production of 11,195 BOE per day in 2005, 38% higher than the 2004 average of 8,089 BOE per day. Production growth was achieved entirely from exploration, development and exploitation activities, with no acquisitions during 2005. New production brought on-stream in 2005 more than offset decreases associated with the disposition of properties to Fairquest, production declines and reduced production from the Trust's Wild River property resulting from a significant well payout and unexpected facility restrictions during the fourth quarter.

Natural gas production increased 55% in 2005 to 48.1 MMcf per day (2004 - 31.1 MMcf per day). Successful drilling and property development activities during 2005 added new production from the Trust's Peach River Arch, Columbia/Harlech, and Clive coal bed methane properties. Growth in natural gas production also included the full year impact of increased production from Rycroft and Wild River which began late in the third quarter of 2004 with the start-up of an expanded Rycroft gas processing facility and completion of a new pipeline at Wild River.

Crude oil and NGL production for 2005 averaged 3,179 bbls per day, 10% higher than 2004 average production of 2,902 bbls per day. A light oil discovery at Columbia/Harlech in early 2005 accounted for the majority of the increase in oil production compared to the prior year.

In 2006, the Trust expects first quarter production to be negatively impacted by restrictions on its Central Alberta properties due to scheduled maintenance by the major gas pipeline operator. The impact on the Trust is expected to be approximately 4,300 BOE per day for a period of 5-12 days during the first quarter. On average, Fairborne anticipates production to be approximately 11,300 to 11,500 BOE per day in 2006.

Commodity Prices & Hedging Activities

	2005	2004	% change
Average Prices			
Natural gas *($ per Mcf)*	**8.84**	6.68	32
Crude oil *($ per bbl)*	**61.78**	46.40	33
Natural gas liquids *($ per bbl)*	**50.15**	44.23	13
BOE *($ per BOE)*	**55.08**	42.30	30
Benchmark Prices			
AECO *(Cdn$ per Mcf)* Monthly Index	**8.48**	6.79	25
AECO *(Cdn$ per Mcf)* Daily Index	**8.71**	6.53	33
WTI –Edmonton par *(Cdn$ per bbl)*	**69.13**	52.91	31

Hedging – Fixed Price Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

NATURAL GAS

During 2005, an average of 10,494 Mcf per day was hedged representing 22% of the Trust's annual natural gas production under fixed price physical contracts. Fairborne realized a natural gas price of $8.84 per Mcf for 2005 an increase of 32% compared to 2004.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after December 31, 2005:

Month	Floor Volume *(Mcf per day)*	Average Floor Price *($ per Mcf)*	Ceiling Volume *(Mcf per day)*	Average Ceiling Price *($ per Mcf)*
Q1 2006	21,070	9.92	5,505	13.06
Q2 2006	19,266	10.26	0	0
Q3 2006	7,339	10.00	1,835	10.98
Q4 2006	5,051	9.60	3,814	14.31
Q1 2007	4,587	9.54	4,587	14.29

MCF factor = 1.09

In addition to the above fixed price contract summary, the Trust has fixed the AECO basis at $0.91US/mmbtu for the period April 1, 2007 to October 31, 2007 on a volume of 5,000 mmbtu/d.

CRUDE OIL

During 2005 the Trust had an average of 733 bbls per day of crude oil hedged representing 27% of the annual crude oil production under fixed price contracts. The Trust realized a price of Cdn$61.78 per bbl for 2005, 33% higher than in 2004.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after December 31, 2005:

Month	Floor Volume *(bbls per day)*	Average Floor Price *($US/bbl)*	Ceiling Volume *(bbls per day)*	Average Ceiling Price *($US/bbl)*
Q1 2006	500	60.00	500	60.00
Q2 2006	500	65.00	500	69.00
Q3 2006	500	65.00	500	70.80
Q4 2006	800	65.00	800	71.03

Petroleum and Natural Gas Revenue

($thousands except as noted)	2005	2004	% change
Natural gas	**155,147**	76,073	104
Crude oil	**62,322**	44,041	42
Natural gas liquids	**7,595**	5,007	52
Other income	**1,584**	483	228
Total	**226,648**	125,604	80
Per BOE	**$ 55.47**	$ 42.46	31

Fairborne reported an 80% increase in revenue for 2005 to $226.6 million from $125.6 million in 2004. The substantial increase in revenue mirrored the increase in commodity prices and growth in the Trust's production base.

Royalties

($thousands except as noted)	2005	2004	% change
Crown	**38,320**	20,567	86
Freehold and overriding	**9,642**	5,959	62
Total	**47,962**	26,526	81
Crown *(% of revenue)*	**16.9%**	16.4%	3
Freehold and overriding *(% of revenue)*	**4.3%**	4.7%	(9)
Total *(% of revenue)*	**21.2%**	21.1%	-
Per BOE	**$ 11.74**	$ 8.96	31

Fairborne recorded $48.0 million in royalties in 2005 (2004 – $26.5 million), representing a royalty rate of 21.2% which was consistent with the preceding year. Based on anticipated production rates and commodity prices, Fairborne expects royalties to average between 21% and 23% in 2006.

Transportation Expenses

	2005	2004	% change
Transportation costs *($thousands)*	**3,627**	123	n/a
Per BOE	**$ 0.89**	$ 0.04	n/a

The majority of transportation costs relate to transportation and fuel associated with the usage of natural gas pipelines. Transportation costs also include clean oil trucking, trucking of natural gas liquids, and certain third party fuel charges. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production in 2004 or the first five months of 2005.

In 2006, based on the Trust's expected production rates and split between oil and natural gas, the Trust expects transportation costs to be comparable on a BOE basis. Total transportation expenses are expected to increase consistent with a full year transportation costs on natural gas production.

Operating Costs

($thousands except as noted)	2005	2004	% change
Operating costs			
Natural gas	**24,502**	16,485	49
Oil and NGLs	**10,533**	6,948	52
Total	**35,036**	23,433	50
Per BOE	**$ 8.58**	$ 7.95	8

A general increase in industry service costs combined with higher production levels were reflected in an increase in operating costs from $23.4 million in 2004 to $35.0 million in 2005. As operator of the majority of its properties, Fairborne works to maximize operating efficiencies to minimize operating costs. Several initiatives were undertaken during 2005 which reduced operating costs on the Trust's Wild River, Basset Lake and West Pembina properties. As a result of these initiatives, on a BOE basis, 2005 operating costs of $8.58 per BOE were only 8% higher than the prior year despite substantial cost increases in various sectors of the service industry.

In 2006, Fairborne anticipates continued escalation of industry costs which will put upward pressure on operating costs. Capital programs initiated in the fourth quarter of 2005 should mitigate some of the increases with BOE operating costs for 2006 expected in the range of $8.50 - $9.00 per BOE.

Operating Netbacks

($ per BOE)	2005	2004	% change
Petroleum and natural gas sales	**55.08**	42.30	30
Other income	**0.39**	0.16	144
Royalty expense	**(11.74)**	(8.96)	31
Transportation expense	**(0.89)**	(0.04)	n/a
Operating expenses	**(8.58)**	(7.95)	8
Operating netback	**34.26**	25.51	34

The average 31% increase in commodity prices during 2005 translated into a 34% increase in operating netbacks compared to the prior year.

General and Administrative ("G&A") Expenses

($thousands except as noted)	2005	2004	% change
G&A expenses, net of recoveries	**5,602**	5,946	(6)
Trust Unit compensation costs	**2,158**	873	147
Total G&A expenses	**7,760**	6,819	14
G&A expenses, per BOE	**$ 1.37**	$ 2.01	(32)
Compensation costs, per BOE	**$ 0.53**	$ 0.29	83

Fairborne recorded $5.6 million of cash G&A expenses, net of recoveries in 2005, representing a rate of $1.37 per BOE. In total, G&A expenses are consistent with 2005; however, on a BOE basis, G&A expenses have decreased by 32% compared to 2004, consistent with increased production. Fairborne expects future cash G&A expenses to increase as cost pressures related to the attraction and retention of staff and regulatory compliance continue to rise.

Effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the TSA. From June 1 to December 31, 2005, $907,000 was credited to G&A expenses as a recovery under this agreement.

Compensation expense of $2.2 million for 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Unit Incentive Plan implemented in June 2005. Compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and retained earnings.

Interest Expense

	2005	2004	% change
Interest expense *($thousands)*	**4,772**	2,532	88
Per BOE	**$ 1.17**	$ 0.86	36

Interest expense of $4.8 million in 2005 (2004 - $2.5 million) reflects the increase in debt levels in the Trust from $77.2 million at December 31, 2004 to $136.3 million at December 31, 2005. An increase in borrowing rates also contributed to higher interest expense in 2005 as evidenced by the change in average prime borrowing rates from 4.05% in 2004 to 4.39% in 2005.

Trust Conversion Costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and retained earnings for the year ended December 31, 2005.

Depletion, Depreciation and Accretion (DD&A)

	2005	2004	% change
Depletion, depreciation and accretion *($thousands)*	**69,312**	42,846	62
Per BOE	**$ 16.97**	$ 14.47	17

The Trust's depletion, depreciation and accretion costs of $69.3 million in 2005 (2004 - $42.8 million) reflected an increase in DD&A rates as well as an increase in production. On a BOE basis, the DD&A rate of $16.97 per BOE in 2005 was higher than the prior year rate of $14.47 per BOE due to higher finding and development costs in 2005 which reflected increased service costs in the industry.

Taxes

($thousands except as noted)	2005	2004	% change
Future	1,306	8,978	(85)
Capital taxes	1,068	645	66
Total taxes	2,374	9,623	(75)
Per BOE	$ 0.58	$ 3.25	(82)

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During 2005, Fairborne recorded a future tax provision of $1.3 million. Fairborne does not anticipate paying cash income taxes in its operating entities in 2006 as these entities have sufficient tax pools to offset taxable income. The Trust is a taxable entity under the Income Tax Act but it is taxable only on income that is not distributed or distributable to its Unitholders. The Trust does not expect to incur any cash income taxes in the future and, as such, the future tax liability on the balance sheet should be reduced in future periods.

Non-Controlling Interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The shares are exchangeable into Trust Units. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL) and trade separately from the Trust Units. They represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust, however, the exchange ratio is adjusted to account for distributions paid on the Trust Units. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

($thousands except as noted)	2005	2004	% change
Funds generated from operations	125,243	66,399	89
Per unit - basic	$ 2.65	$ 1.65	61
Per unit - diluted	$ 2.39	$ 1.54	55
Net income	43,553	13,702	218
Per unit - basic	$ 0.92	$ 0.34	171
Per unit - diluted	$ 0.89	$ 0.32	178

Fueled by high commodity prices, funds generated from operations for 2005 increased 89% compared to 2004. Net income for 2005 was 218% higher than 2004 reflecting increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

($thousands)	**2005**	2004
Exploration and development		
Land and lease acquisitions	**2,739**	6,873
Geological and geophysical	**633**	7,741
Drilling, completions and workovers	**64,723**	79,731
Well equipment and facilities	**52,636**	40,394
Other assets	**3,275**	-
Corporate assets	**2,133**	435
	126,139	135,174
Acquisitions, net of dispositions	**(44,634)**	168,988
Conversion of exchangeable shares	**21,526**	-
Total	**103,031**	304,162

The majority of 2005 exploration and development expenditures of $126.1 million were focused in the Trust's Wild River, Columbia/Harlech, West Pembina/Brazeau and Clive coal bed methane properties. Exploration and development expenditures were financed through a combination of bank indebtedness and funds generated from operations after distributions to unitholders.

During 2005, the Trust spent $64.7 million on drilling and completion activities with a total of 72 wells (43.9 net) drilled resulting in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).

During 2005, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $21.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

In 2006, the Trust expects to drill 94 wells (53.0 net) as part of a $64 million capital program. Based on expected commodity prices and production levels, the Trust plans to finance its 2006 capital program through a combination of bank debt and funds generated from operations, after distributions to unitholders.

Working Capital and Bank Indebtedness

At December 31, 2005, the Trust had net debt of $134.9 million which included $136.3 million in bank indebtedness offset by working capital of $1.4 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At December 31, 2005 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders. The Trust does not anticipate that the foregoing will restrict distributions to Unitholders.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, former shareholders of Fairborne Energy Ltd. were issued in aggregate approximately 45 million Trust units and 7 million exchangeable shares.

From June 1, 2005 to December 31, 2005, 1,388,270 exchangeable shares have been converted into 1,421,413 Trust Units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At December 31, 2005, the exchange ratio was 1 exchangeable share to 1.04902 Trust Units.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units pursuant to its Trust Unit Incentive Plan. During the remainder of 2005, an additional 64,950 Restricted Units and 31,150 Performance Units were issued, with 2,300 Restricted Units cancelled. The total estimated fair value of units granted of $10 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of February 28, 2006, the Trust had 46,511,484 Trust Units, and 5,506,860 exchangeable shares outstanding which, as at February 28, 2006, were exchangeable into 5,869,542 Trust Units (subject to adjustment for subsequent distributions on the Trust Units). In addition, as at February 28, 2006, the Trust had 564,950 Restricted Units and 322,550 Performance Units outstanding. The maximum number of Trust Units that could be issued pursuant to such Restricted Units and Performance Units is 564,950 Trust Units and 645,100 Trust Units respectively, subject to the provisions of the Trust Unit Incentive Plan (including vesting requirements and, in the case of the Performance Units, certain performance factors).

CONTRACTUAL OBLIGATIONS & COMMITMENTS

Fairborne has certain lease commitments for its office premises through to June 2011. As at December 31, 2005, the payments due under these leases is approximately $929,000 per year.

OFF-BALANCE-SHEET ARRANGEMENTS

Fairborne has no off-balance-sheet arrangements other than operating leases described under contractual obligations and commitments.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion, depreciation and accretion expense

The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion, depreciation and accretion expense. Depletion, depreciation and accretion expense is calculated using the unit-of-production method based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Trust estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Trust follows the liability method of accounting for income taxes. The determination of the Trust's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Trust is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management as appropriate to allow timely decisions regarding required disclosure. Fairborne Energy Ltd's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Trust's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities. It should be noted that while Fairborne Energy Limited's Chief Executive Officer and Chief Financial Officer believe that the Trust's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT

To the Unitholders of Fairborne Energy Trust

The accompanying consolidated financial statements of Fairborne Energy Trust and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which have approved the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the unitholders.

STEVEN R. VANSICKLE
President and Chief Executive Officer

AARON G. GRANDBERG, CA
Vice-President, Finance
and Chief Financial Officer

Calgary, Canada
March 7, 2006

AUDITORS' REPORT

To the Unitholders of Fairborne Energy Trust

We have audited the consolidated balance sheets of Fairborne Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Calgary, Canada
March 7, 2006

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

As at December 31,

($thousands)	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 217	$ 241
Accounts receivable	67,055	36,608
Prepaid expenses and deposits	2,911	3,090
	70,183	39,939
Capital assets *(Note 4)*	413,567	378,721
Goodwill	16,170	16,170
	$ 499,920	$ 434,830
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 62,778	$ 60,778
Distributions payable	6,032	–
Bank indebtedness *(Note 6)*	–	77,219
	68,810	137,997
Bank indebtedness *(Note 6)*	136,302	–
Non-controlling interest *(Note 7)*	27,598	–
Asset retirement obligation *(Note 8)*	11,386	13,196
Future income taxes *(Note 9)*	51,465	35,860
Unitholders' Equity		
Unitholders' capital *(Note 10)*	199,022	220,151
Contributed surplus *(Note 10)*	1,758	1,094
Retained earnings	3,579	26,532
	204,359	247,777
Commitments *(Note 12)*		
	$ 499,920	$ 434,830

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

(Signed)
ROBERT B. HODGINS
Director

(Signed)
RICHARD A. WALLS
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the years ended December 31,

($thousands except per unit amounts)	2005	2004
Revenue		
Petroleum and natural gas	$ 226,648	$ 125,604
Royalties	(47,962)	(26,526)
Transportation	(3,627)	(123)
	175,059	98,955
Expenses		
Operating	35,036	23,433
General and administrative	7,760	6,819
Interest	4,772	2,532
Trust conversion costs *(Note 2)*	6,762	–
Depletion, depreciation and accretion	69,312	42,846
	123,642	75,630
Income before taxes	51,417	23,325
Taxes *(Note 9)*		
Future	1,306	8,978
Capital	1,068	645
	2,374	9,623
Net income before non-controlling interest	49,043	13,702
Non-controlling interest *(Note 7)*	5,490	–
Net income	43,553	13,702
Retained earnings, beginning of year	26,532	12,830
Plan of Arrangement *(Note 2)*	(36,212)	–
Reclassification of deficit pursuant to Plan of Arrangement	6,832	–
Distributions	(37,126)	–
Retained earnings, end of period	$ 3,579	$ 26,532
Net income per unit *(Note 10)*		
Basic	$ 0.92	$ 0.34
Diluted	$ 0.89	$ 0.32

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

($thousands)	2005	2004
Cash provided by (used in):		
Operating activities		
Net income	$ 43,553	$ 13,702
Items not involving cash:		
Depletion, depreciation and accretion	69,312	42,846
Compensation expense	2,158	873
Trust conversion costs	3,424	-
Future income taxes	1,306	8,978
Non-controlling interest	5,490	-
Asset retirement expenditures	(2,801)	(189)
	122,442	66,210
Change in non-cash working capital	(13,562)	(14,807)
	108,880	51,403
Financing activities		
Issuance of common shares, net of costs	214	93,620
Buy-out of stock options *(Note 2)*	(9,805)	-
Distributions to unitholders	(31,094)	-
Equipment lease payments *(Note 5)*	-	(2,573)
Bank indebtedness	59,083	56,762
	18,398	147,809
Investing activities		
Capital expenditures	(126,139)	(135,174)
Disposition of petroleum and natural gas properties	13,543	10,668
Acquisition of petroleum and natural gas properties *(Note 3)*	-	(111,535)
Corporate acquisition costs *(Note 3)*	-	(400)
Change in non-cash working capital	(14,706)	31,318
	(127,302)	(205,123)
Change in cash and cash equivalents	(24)	(5,911)
Cash and cash equivalents, beginning of year	241	6,152
Cash and cash equivalents, end of year	$ 217	$ 241
Cash interest paid	$ 4,788	$ 2,532
Capital taxes paid	$ 1,416	$ 160

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

NATURE OF OPERATIONS:

Fairborne Energy Trust (the "Trust" or "Fairborne") is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries. The business of the Trust is carried on by Fairborne Energy Ltd. and its subsidiaries and partnerships. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares – see note 7) of Fairborne Energy Ltd. The activities of Fairborne Energy Ltd. are financed through interest bearing notes from the Trust and third party debt as described in the notes to the consolidated financial statements.

The Trust will make distributions to the Unitholders in amounts equal to the net income of the Trust earned from interest income on the notes and from any dividends paid on the common shares of Fairborne Energy Ltd., less any expenses of the Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 10).

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Trust and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

b) Petroleum and natural gas operations

The Trust follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Trust places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Repairs and maintenance are expensed as operating costs as incurred.

c) Asset retirement obligations ("ARO")

The Trust recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

Substantially all of the Trust's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Trust's proportionate interest in such activities.

e) Goodwill

The Trust records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized if the estimated fair value of the Trust is less than the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired for a purchase price equal to its fair value. The excess of the fair value of the Trust over the amounts assigned to the assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs.

f) Risk management

Financial instruments may be utilized by the Trust to manage its exposure to commodity price fluctuations and foreign currency exposures. The Trust's practice is not to utilize financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Trust may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g) Unit-based compensation

The Trust has a Trust Incentive plan, which is described in Note 10. Compensation expense associated with the unit based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of the grant.

The amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders' capital when unit based compensation plans are exercised.

h) Income taxes

The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements.

Subsidiary corporations of the Trust and their associated partnerships use the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

i) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and unitholders' capital is reduced by a corresponding amount.

j) Corporate assets

Corporate assets are stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

k) Cash and cash equivalents

The Trust considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

l) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion, depreciation and accretion and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

m) Per unit information

Basic per unit amounts are calculated using the weighted average number of units outstanding during the year. Diluted per unit amounts are calculated based on units that would be issued under Trust incentive plans and on the conversion of outstanding exchangeable shares at the end of the period.

n) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

o) Comparative numbers

Certain of the comparative numbers have been restated to conform to the current year presentation.

2. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties, therefore, the assets and liabilities transferred to Fairquest were accounted for at their carrying values as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,908
Cash received on transfer	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	$ 32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in retained earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in retained earnings	$ 36,212

Relationship with Fairquest Energy Limited

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to December 31, 2005 the technical services fee was $907,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at December 31, 2005, accounts receivable included $12.4 million due from Fairquest.

3. ACQUISITIONS

On July 27, 2004 the Trust acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. Case was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of $51.5 million, based on the trading price of Fairborne shares on or about the date the transaction was announced. The results of operations for Case have been included in Fairborne's financial statements beginning July 27, 2004. Details of the acquisition are as follows:

Cost of Acquisition:	
Shares	$ 51,518
Transaction costs	400
	$ 51,918
Allocated:	
Current assets	$ 1,443
Petroleum and natural gas properties and equipment	68,121
Goodwill (no tax base)	9,810
Current liabilities	(1,003)
Bank debt	(12,516)
Asset retirement obligations	(1,105)
Future income taxes	(12,832)
	$ 51,918

On March 31, 2004, the Trust acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. The results of operations from the assets acquired have been included in Fairborne's financial statements beginning March 31, 2004. Details of the acquisition are as follows:

Cost of acquisition:	
Cash	$ 71,907
Cash from private placement of common shares	38,859
Transaction costs	474
	$ 111,240
Allocated:	
Petroleum and natural gas properties and equipment	$ 115,904
Asset retirement obligations	(4,664)
	$ 111,240

4. CAPITAL ASSETS

	2005	2004
Petroleum and natural gas properties and equipment	**$ 534,449**	$ 436,826
Corporate assets	**3,099**	1,032
Other assets	**3,275**	-
	540,823	437,858
Accumulated depletion and depreciation	**(127,256)**	(59,137)
	$ 413,567	$ 378,721

As at December 31, 2005, costs of acquiring unproved properties in the amount of $22.5 million (2004 - $31.2 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $6.5 million (2004 - $7.9 million) relating to asset retirement obligation, net of accumulated depletion.

Fairborne performed a ceiling test calculation at December 31, 2005 and December 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2005 ceiling test are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2005.

Year	**WTI Oil** *($U.S./bbl)*	**Foreign Exchange Rate**	**Edmonton Light Crude Oil** *($Cdn/bbl)*	**AECO Gas** *($Cdn/mmbtu)*
2006	57.00	0.85	66.25	10.60
2007	55.00	0.85	64.00	9.25
2008	51.00	0.85	59.25	8.00
2009	48.00	0.85	55.75	7.50
2010	46.50	0.85	54.00	7.20
2011-2012	45.00	0.85	52.25	6.90
2013	46.00	0.85	53.25	7.05
2014	46.75	0.85	54.25	7.20
2015	47.75	0.85	55.50	7.40
2016	48.75	0.85	56.50	7.55
Escalate thereafter 2.0% per year				

5. EQUIPMENT LEASE

The Trust repaid the outstanding equipment lease in April 2004. Prior thereto, the lease was payable in monthly installments of $29,977, including interest at 8.9%.

6. BANK INDEBTEDNESS

At December 31, 2005 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts

drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

7. NON-CONTROLLING INTEREST

In conjunction with the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest in the financial statements of the Trust. Holders of exchangeable shares do not receive cash distributions.

The following table sets forth a reconciliation of the non-controlling interest for the year ended December 31, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of year	-	$ -
Issued pursuant to Plan of Arrangement (Note 10b)	7,000	27,859
Non-controlling interest net income	-	5,490
Converted to Trust Units	(1,388)	(5,751)
Balance, end of year	**5,612**	**$ 27,598**

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At December 31, 2005, the exchange ratio was 1:1.04902. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non-controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less than 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price").

At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be automatically redeemed on the same basis.

8. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Trust estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $46.3 million (2004 - $44 million) which is scheduled to be incurred between 2014 and 2025. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	2005	2004
Balance, beginning of year	**$ 13,196**	$ 6,165
Acquisitions	**–**	5,769
Liabilities incurred	**622**	1,176
Dispositions	**(757)**	(643)
Liabilities settled	**(2,801)**	(189)
Accretion expense	**1,126**	918
Balance, end of year	**$ 11,386**	$ 13,196

9. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Trust's earnings before income taxes. The difference results from the following items:

	2005	2004
Earnings before taxes	$ **51,417**	$ 23,325
Combined federal and provincial tax rate	**37.64%**	38.62%
Computed "expected" income tax expense	**19,353**	9,008
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	**5,614**	6,021
Non-deductible unit based compensation	**2,101**	337
Resource allowance	**(6,301)**	(6,313)
Net Income attributable to the Trust	**(13,081)**	-
Effect of change in tax rate	**(3,624)**	(346)
Other	**(2,756)**	271
Future income taxes	**1,306**	8,978
Capital taxes	**1,068**	645
Total taxes	$ **2,374**	$ 9,623

The components of the future income tax liability at December 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax liabilities:		
Petroleum and natural gas properties and equipment	$ **88,942**	$ 43,475
Future income tax assets:		
Asset retirement obligations	**(3,754)**	(4,519)
Share issue costs	**(1,311)**	(1,898)
Loss carryforwards (expire 2007 to 2015)	**(32,412)**	(1,198)
	(37,477)	(7,615)
Net future income tax liability	$ **51,465**	$ 35,860

10. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) Trust Units of Fairbome Energy Trust

	Number	Amount
Balance, beginning of year	–	$ –
Issued pursuant to Plan of Arrangement (Note 10b)	44,979	179,006
Issued on conversion of exchangeable shares	1,421	20,016
Balance, end of year	46,400	$ 199,022

During the period June 1 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 Trust Units. The market value of Trust Units issued on conversion was $20 million resulting in a reduction in non-controlling interest of $5.8 million, an increase in capital assets of $21.5 million and a future tax liability of $7.3 million.

Redemption right

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust instead of cash for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

2005

	Number of Shares	Amount
Balance, beginning of year	**49,202**	**$ 220,151**
Issued for cash on exercise of options	**75**	**230**
Issued on cashless exercise of warrants	**1,425**	**18,267**
Issued on cashless exercise of options	**1,277**	**16,376**
Reduction in capital for disposition to Fairquest (Note 2)	**-**	**(32,863)**
Reduction in capital for reclassification of deficit	**-**	**(6,832)**
Future tax impact of flow through shares	**-**	**(8,464)**
Exchanged for trust units	**(44,979)**	**(179,006)**
Exchanged for exchangeable shares (Note 7)	**(7,000)**	**(27,859)**
Balance, end of year	**-**	**$ -**

2004

	Number of Shares	Amount
Balance, beginning of year	32,328	$ 73,040
Issued for cash	8,903	72,421
Issued on acquisition of Case (Note 3)	5,423	51,518
Flow-through shares issued for cash	1,922	24,669
Issued on exercise of options	626	1,741
Share issue costs	-	(5,101)
Future tax benefit of issue costs	-	1,863
Balance, end of year	49,202	$ 220,151

Common shares issued during 2004 included shares issued to officers and directors of the Company as follows: 58,950 flow-through shares issued for cash; 20,000 common shares issued for cash; and 483,000 common shares issued on the exercise of stock options.

c) Per unit amounts

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	2005	2004
Basic	**47,174**	40,293
Restricted units	**294**	-
Performance units	**168**	-
Stock options	**505**	1,715
Warrants	**717**	1,205
Diluted	**48,858**	43,213

Excluded from the diluted number of common shares in 2004 are 1,351,000 stock options which were out-of-the-money based on the fourth quarter 2004 average trading price (2005 - nil). Excluded from the diluted number of common shares in 2005 is the weighted average number of exchangeable shares (3,619,986) which are anti-dilutive to net income per unit.

d) Trust incentive plans

In conjunction with the Plan of Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units with an estimated fair value of $8.5 million. From June 1 to December 31, 2005, an additional 64,950 Restricted Units and 31,150 Performance Units were issued with an estimated fair value of $1.4 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity for the years ended December 31, 2005 and 2004:

	2005 Number of Options	2005 Weighted Average Exercise Price	2004 Number of Options	2004 Weighted Average Exercise Price
Outstanding, beginning of year	**3,624**	**$ 5.40**	2,861	$ 2.90
Granted	**158**	**$ 14.25**	1,395	$ 9.29
Exercised	**(75)**	**$ 2.87**	(626)	$ 2.61
Expired and cancelled	**-**	**-**	(6)	$ 10.20
Settled for cash or shares	**(3,707)**	**$ 5.83**	-	$ -
Outstanding, end of year	**-**	**$ -**	3,624	$ 5.40
Exercisable, end of year	**-**	**$ -**	1,098	$ 2.76

The weighted average fair value of stock options granted during 2005 was $4.50 per option (2004 - $2.44) using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent (2004 - 4 percent), expected volatility of 40 percent (2004 - 20 to 30 percent) and expected life of 3 years (2004 - 3 years).

f) Contributed Surplus

	2005	2004
Balance, beginning of year	**$ 1,094**	$ 331
Options granted	**400**	880
Options exercised	**(16)**	(110)
Options vested under Plan of Arrangement	**3,424**	-
Options settled for cash and shares	**(4,902)**	-
Units issued under trust incentive plan	**1,759**	
Trust incentive plan grants and options cancelled	**(1)**	(7)
Balance, end of year	**$ 1,758**	$ 1,094

11. FINANCIAL INSTRUMENTS

a) Credit Risk:

A significant portion of the Trust's accounts receivable are from joint venture partners and production marketers in the oil and gas industry and are subject to normal industry credit risks. In addition, Fairborne has an individually significant accounts receivable from Fairquest.

b) Fair value of financial instruments:

The carrying value of the Trust's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate.

c) Forward Sales Contracts:

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following crude oil fixed price physical sales contract was outstanding at December 31, 2005:

Remaining Term	Volume	Price	Settlement Index
Jan 1,2006 - Mar 31,2006	500 bbls/day	US$60.00	WTI

The following table summarizes the natural gas fixed price physical sales contracts outstanding at December 31, 2005:

Remaining Term	Volume *(GJ per day)*	Price *(CDN$ per GJ)*	Settlement Index
AECO Collars			
Jan 1,2006 - Mar 31,2006	2,000	8.00 - 10.15	AECO C Daily
Jan 1,2006 - Mar 31,2006	2,000	8.25 – 15.65	AECO C Daily
Jan 1,2006 - Mar 31,2006	2,000	8.50 - 10.13	AECO C Daily
Apr 1,2006 - Oct 31,2006	2,000	7.50 – 9.05	AECO C Daily
AECO Participating Swaps			
Jan 1,2006 - Mar 31,2006	2,000	8.00 Floor + 50% Partic.	AECO C Monthly
Jan 1,2006 - Mar 31,2006	1,000	8.05 Floor + 50% Partic.	AECO C Monthly
Jan 1,2006 - Mar 31,2006	2,000	8.20 Floor + 50% Partic.	AECO C Daily
Jan 1,2006 - Mar 31,2006	3,000	8.67 Floor + 50% Partic.	
AECO C Daily			
Jan 1,2006 - Mar 31,2006	2,000	9.43 Floor + 50% Partic.	AECO C Daily
Apr 1,2006 – Jun 30,2006	5,000	9.20 Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 – Jun 30,2006	2,000	9.30 Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 – Jun 30,2006	2,000	9.40 Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 – Jun 30,2006	2,000	9.55 Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 – Jun 30,2006	2,000	9.62 Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 – Jun 30,2006	2,000	9.70 Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 – Jun 30,2006	2,000	9.94 Floor + 50% Partic.	AECO C Monthly
Jul 1,2006 – Sep 30,2006	2,000	9.41 Floor + 50% Partic.	AECO C Daily
AECO Puts			
Jan 1,2006 - Mar 31,2006	1,000	13.00 Floor	AECO C Daily
Jan 1,2006 - Mar 31,2006	2,500	11.00 Floor	AECO C Daily
Jan 1,2006 - Mar 31,2006	2,000	12.00 Floor	AECO C Daily
Jan 1,2006 - Mar 31,2006	2,500	10.75 Floor	AECO C Monthly
Apr 1,2006 - Oct 31,2006	4,000	10.52 Floor	AECO C Daily

12. COMMITMENTS

The Trust has certain lease commitments for its office premises through to June 2011. As at December 31, 2005 the payments due under these commitments are approximately $929,000 per annum.

For further information contact:

FAIRBORNE ENERGY TRUST

Steven R. VanSickle
President and CEO

Tel.: (403) 290-7759
Fax.: (403) 290-7724

svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO

Tel.: (403) 290-3217
Fax.: (403) 290-7724

agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairborne Energy Trust (Fairborne), contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne Energy Trust and could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".